UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Itaú CorpBanca
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)

Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) 00, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,035,852,654
	8	SHARED VOTING POWER 382,791,002,474 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 256,035,852,654
	10	SHARED DISPOSITIVE POWER 382,791,002,474 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,826,855,128 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.62% % (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) 00, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,067,239,334
	8	SHARED VOTING POWER 45,723,763,140 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 337,067,239,334
	10	SHARED DISPOSITIVE POWER 45,723,763,140 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,791,002,474 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.32% % (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer.

This Amendment No. 7 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017, on March 4, 2019, on November 24, 2020 and on March 7, 2022 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this “Statement”) relating to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca, a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at 5537 Ave. Presidente Riesco, Las Condes, Santiago, Chile. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (together the “Reporting Persons”):

(i)  Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and

(ii) ITB Holding Brasil Participações Ltda. (“ITB”).

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB. Itaú Parent is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the “Instruction C Information”).

(d)  During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

As previously disclosed, Corp Group and certain of its affiliates (the “Debtors”) filed for protection under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on June 25, 2021 and June 29, 2021, respectively. On June 16, 2022, the Bankruptcy Court confirmed the Debtors’ joint plan of liquidation (the “Plan”), which Plan provided, among other things, for the Debtors to return all of their pledged shares of Common Stock to their secured creditors on or shortly after the effective date of the Plan (the “Effective Date”), to sell a portion of their unpledged shares of Common Stock to raise cash to pay their bankruptcy expenses and certain of their creditors prior to the Effective Date, and to transfer the remainder of their unpledged shares of Common Stock to their unsecured creditors on or shortly after the Effective Date.

As of immediately prior to the Effective Date, the Debtors owned 117,488,860,047 shares of the Issuer (including the Pledged Shares (as defined below) and shares pledged to third parties), 12,475,361,740 of which were unpledged.

On the Effective Date, which occurred on July 14, 2022, the Debtors transferred to ITB (as a designee of the Lender Affiliate (as defined below)) the Pledged Shares and the Lender Affiliate’s pro rata share (based on Corp Group’s unsecured creditors) of Corp Group’s remaining unpledged shares of Common Stock (and taking into account cash to be received by certain unsecured creditors in lieu of Common Stock), consisting of 9,438,344,274 shares of Common Stock (such portion, the “Unpledged Shares”), as consideration for the Lender Affiliate’s secured and unsecured claims against the Debtors, respectively, in each case arising under the Credit Facility Agreement (as defined below).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby further amended by replacing the fourth to last paragraph thereof with the following:

As previously disclosed, an affiliate of the Reporting Persons, Itaú Unibanco S.A., Nassau Branch (the “Lender Affiliate”), is the lender under a Credit Facility Agreement, dated January 29, 2014, as amended on August 5, 2015, May 16, 2016, April 15, 2019, and April 9, 2020 (the “Credit Facility Agreement”), with an affiliate of Corp Group as borrower pursuant to which, as of June 25, 2021 (the date Corp Group filed for chapter 11), approximately $847 million was outstanding and 84,639,464,489 shares (the “Pledged Shares”) of the Issuer that were directly held by Corp Group were pledged as security because Corp Group was a guarantor.

On June 16, 2022, the Bankruptcy Court confirmed the Debtors’ Plan, which Plan provided, among other things, for the Debtors to return all of their pledged shares of Common Stock to their secured creditors on or shortly after the Effective Date, to sell a portion of their unpledged shares of Common Stock to raise cash to pay their bankruptcy expenses and certain of their creditors prior to the Effective Date, and to transfer the remainder of their unpledged shares of Common Stock to their unsecured creditors on or shortly after the Effective Date. Accordingly, on the Effective Date, the Debtors transferred to ITB (as a designee of the Lender Affiliate) the Pledged Shares and the Unpledged Shares, as consideration for the Lender Affiliate’s secured and unsecured claims against the Debtors, respectively, in each case arising under the Credit Facility Agreement. In connection therewith, the Debtors’ guarantees and pledges, as applicable, under the Credit Facility Agreement were released.

Following the Effective Date, Corp Group and its affiliates will cease to have any beneficial interest in any shares of Common Stock and within about six months after the Effective Date, Corp Group will cease to own any shares of Common Stock. In connection with the termination of Corp Group and its affiliates’ ownership of shares of Common Stock, the following agreements were terminated, effective as of the Effective Date: the Itaú Shareholders Agreement, the January 2017 Amended and Restated Transaction Agreement, the Share Purchase Agreement, the 2016 Share Purchase Agreement, the 2018 Share Purchase Agreement and the 2020 Share Purchase Agreements. Additionally, on June 14, 2022, the IFC Parties, CGHI, ICGI, Gasa, CGB and Saga entered into a stipulation regarding the February 2015 IFC Policy Agreement, providing that as of the Effective Date, the February 2015 IFC Policy Agreement was terminated with respect to CGHI, ICGI, Gasa, CGB and Saga.

Separately, on March 22, 2022, CGB II, SpA sold 6,266,019,265 shares of Common Stock over the Santiago stock exchange. This sale was conducted prior to the Effective Date to avoid triggering the tender offer threshold described below in connection with the future anticipated transfers of Pledged Shares and Unpledged Shares to ITB upon resolution of the bankruptcy proceeding.

On July 27, 2022, the Issuer announced that Mr. Jorge Andrés Saieh Guzman resigned from the Board of Directors, that the Issuer’s Board of Directors resolved to elect Mr. Ricardo Villela Marino as Chairman and Mr. Milton Maluhy Filho as Vice Chairman, and that alternate director Mr. Álvaro F. Rizzi Rodrigues take over as regulat director until a final appointment is made at the next ordinary meeting of shareholders.

Item 4 of the Schedule 13D is hereby further amended by replacing the penultimate paragraph thereof with the following:

In connection with the change in ownership resulting from the consummation of the transactions contemplated by the Debtors' Plan, the Reporting Persons expect there may be further changes in the composition or size of the Board of Directors of the Issuer but the Reporting Persons have no specific plans relating thereto at this time. The Reporting Persons have reviewed and intend to continually review, consider and evaluate their ongoing investment in the Issuer and all potential options with respect thereto.  The Reporting Persons may purchase additional shares of Common Stock and/or related securities or dispose of shares of Common Stock and/or related securities, in each case, as required by the Itaú Shareholders Agreement, or as otherwise determined in their discretion depending upon market conditions and other factors that they may deem material. To the extent that the shares of Common Stock directly owned by Itaú Parent and its affiliates at any time reaches or exceeds two-thirds of the total shares of Common Stock of the Issuer, Itaú Parent would be required under Chilean law to commence a tender offer to purchase the remaining shares of Common Stock that it does not own.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference. The Reporting Persons and their subsidiaries collectively directly own an aggregate of 638,826,855,128 shares of Common Stock representing approximately 65.62% of the shares of Common Stock issued and outstanding, which is described in more detail in the following paragraph.

Itaú Parent directly owns 256,035,852,654 shares of Common Stock. ITB directly owns 337,067,239,334 shares of Common Stock. The following subsidiaries of ITB directly own the following shares of Common Stock: (i) CGB II, SpA which holds as its sole assets 18,011,182,273 shares of Common Stock, (ii) CGB III, SpA which holds as its sole assets 4,006,137,826 of Common Stock, (iii) Saga II, SpA which holds as its sole assets 15,579,424,880 shares of Common Stock, and (iv) Saga III, SpA which holds as its sole assets 8,127,018,161 shares of Common Stock. As a parent company, Itaú Parentmay be deemed to have shared voting and dispositive power over the shares of Common Stock held by ITB and its subsidiaries. ITB may be deemed to have shared voting and dispositive power over the shares held by its subsidiaries. CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Common Stock.

(c) Except as disclosed herein, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following: The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)

Exhibit B	February 2015 Policy Agreement (previously filed)

Exhibit C	Power of Attorney (previously filed)

Exhibit D	Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates

Exhibit E	Share Transfer Agreement

Exhibit F	IFC Policy Agreement Stipulation

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ITAÚ UNIBANCO HOLDING S.A.

Dated: July 28, 2022	By:	/s/ Álvaro F. Rizzi Rodrigues
Name: Álvaro F. Rizzi Rodrigues
Title: Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

	By:	/s/ Álvaro F. Rizzi Rodrigues
Name: Álvaro F. Rizzi Rodrigues
Title: Attorney-in-fact

ANNEX A

Itaú Unibanco Holding S.A.

Co-Chairmen of the Board of Directors:

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chariman of the Board of Directors of Itaúsa S.A.

Vice-President of the Board of Directors:

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Candido Botelho Bracher

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Cesar Nivaldo Gon

Citizenship: Brazilian
Business Address: Rua Dr. Ricardo Beneton Martins, 1000, Predio 23B, Campinas, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Fábio Colletti Barbosa

Citizenship: Brazilian
Business Address: Praça Gen. San Martin, 23, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

Frederico Trajano Inácio Rodrigues

Citizenship: Brazilian
Business Address: Rua Amazonas da Silva, 27, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Maria Helena dos Santos Fernandes de Santana

Citizenship: Brazilian
Business Address: London, United Kingdom, at 52 CanaryView, 23 Dowells Street, SE10 9DY
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Pedro Luiz Bodin de Moraes

Citizenship: Brazilian
Business Address: Av. Ataulfo de Paiva, 1100, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Chief Executive Officer and Member of the Executive Committee:

Milton Maluhy Filho

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers and Members of the Executive Committee:

Alexandre Grossmann Zancani

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

André Luís Teixeira Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

André Sapoznik

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Carlos Fernando Rossi Constantini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Flávio Augusto Aguiar de Souza

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Leila Cristiane Barboza Braga de Melo

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Matias Granata

Citizenship: Argentinian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Pedro Paulo Giubbina Lorenzini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Ricardo Ribeiro Mandacaru Guerra

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Sergio Guillinet Fajerman

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Daniel Sposito Pastore

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Geraldo Franco Ortiz Junior

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Virgilio Vita Neto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Luciana Nicola Schneider

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Paulo Sergio Miron

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Renato Barbosa do Nascimento

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato Lulia Jacob
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Tatiana Grecco

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 3rd floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Teresa Cristina Athayde Marcondes Fontes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participações S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

Alternate: Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Marcia Maria Freitas de Aguiar

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista ,1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos De Marchi

Citizenship: Brazilian
Business Address:Av. Brigadeiro Faria Lima, 3900, conj. 1101, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Fernando Marques Oliveira

Citizenship: Brazilian
Business Address:Av. Ataulfo de Paiva, 1251, 9th floor, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Patrícia de Moraes

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 2055, conj. 41, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Vicente Furletti Assis

Citizenship: Brazilian
Business Address: Av. Presidente Juscelino Kubitschek, 1909, conjs, 211, 221 e 231, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Alternate Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: Victório Carlos De Marchi

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Officers:

Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Officer of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Officer of Itaúsa S.A.

Priscila Grecco Toledo

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Officer of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações Ltda.

Officers:

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

André Carvalho Whyte Gailey

Citizenship: Brazilian

Business Address: Dr. Luis Bonavita 1266, WTC, Torre IV, Piso 14, CP 11300, Montevideo, Uruguay

Present Principal Occupation: Officer of ITB Holding Brasil Participações Ltda.

Carlos Henrique Donegá Aidar

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.